10028777

UNITED STATES
'IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing
Section

JUN 01 2010

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50057

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2009** AND ENDING **March 31, 2010**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **NOMURA SECURITIES NORTH AMERICA, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

TWO WORLD FINANCIAL CENTER, BUILDING B

(No. and Street)

NEW YORK	**NEW YORK**	**10281-1198**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph M. Mattone **(212) 667-9546**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

To the best of our knowledge and belief the accompanying statement of financial condition pertaining to the firm of Nomura Securities North America, LLC, (the "Company") as of March 31, 2010, is true and correct. Based upon information available to the undersigned, neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer. The statement of financial condition of the Company is made available to all of the members and allied members of the New York Stock Exchange, Inc.

Name: Bradley Olson
Title: Chief Financial Officer

KATHERINE M MORTON
Notary Public, State of New York
02MO6214246
Qualified in New York County
My Commission Expires November 30, 2013

Notary Public

This report** contains (check all applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of segregation requirements and funds in segregation for customers trading on U.S. Commodity Exchanges.
- ☐ (p) Computation of CFTC Minimum Net Capital Requirement.
- ☐ (q) Statement of secured amounts and funds held in separate accounts for foreign futures and foreign options customers pursuant to Commission Regulation 30.7.
- ☐ (r) Schedule of segregation requirements and funds in segregation for customers' dealer options accounts.
- ☐ (s) Independent auditor's report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Nomura Securities North America, LLC

Statement of Financial Condition

March 31, 2010

Contents

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Tel: +1 212 773 3000

Report of Independent Registered Public Accounting Firm

The Member and Board of Managers
Nomura Securities North America, LLC

We have audited the accompanying statement of financial condition of Nomura Securities North America, LLC (the "Company") as of March 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Nomura Securities North America, LLC at March 31, 2010, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

May 27, 2010

Nomura Securities North America, LLC

Statement of Financial Condition

March 31, 2010

(Dollars in Thousands)

Assets		
Cash and cash equivalents	$	107,130
Other asset		754
Total assets	$	107,884
Liabilities and member's equity		
Liabilities:		
Compensation and benefits payable	$	1,802
Other payables and accrued liabilities		1,415
Total liabilities		3,217
Member's equity		104,667
Total liabilities and member's equity	$	107,884

See accompanying Notes to Statement of Financial Condition.

Nomura Securities North America, LLC

Notes to Statement of Financial Condition

March 31, 2010

1. Organization

Nomura Securities North America, LLC ("NSNA" or the "Company" and formerly known as "Harborview, LLC"), is a Delaware limited liability company and a wholly owned subsidiary of Nomura Holding North America, Inc. ("NHNA"). NHNA is a wholly owned subsidiary of Nomura Holdings, Inc. ("NHI"), a Japanese corporation. The Company is a U.S. registered broker and dealer under the Securities Exchange Act of 1934. Financial Industry Regulatory Authority ("FINRA") is the Company's designated regulator. The Company provides investment banking advisory services to institutions in connection with merger and acquisitions and engages in public and private underwritings and placements of securities.

On May 8, 2009, NHNA entered into a Membership Purchase Agreement with Instinet, LLC ("Instinet"), a wholly owned subsidiary of Instinet Holdings Incorporated, which is, in turn, a wholly owned indirect subsidiary of NHI, to purchase Instinet's 100% membership interest in Harborview, LLC, which closed on July 2, 2009 (see Note 3). NSNA amended its corporate name from Harborview, LLC to Nomura Securities North America, LLC on July 2, 2009.

2. Significant Accounting Policies

Change in Fiscal Year End

On September 28, 2009, the Board of Directors of NHNA approved a change in the Company's fiscal year end from December 31 to March 31. This change in the fiscal year reporting cycle began April 1, 2009. As a result of the change, the Company had a three-month transition period ended on March 31, 2009.

Use of Estimates

The Statement of Financial Condition is presented in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. Management believes that the estimates utilized in preparing its Statement of Financial Condition are reasonable and prudent. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

New Accounting Pronouncements

In June 2009, the Financial Accounting Standard Board ("FASB") issued Accounting Standards Codification ("ASC" or the "Codification") 105, *Generally Accepted Accounting Principles* ("ASC 105"). ASC 105 replaces existing guidance defining the relative level of authority of the various types of accounting principles generally accepted in the United States ("U.S. GAAP"), and provides all authoritative literature related to a particular topic in one place. The Codification is not intended to create new guidance.

ASC 105 applies prospectively to interim or annual financial periods ending after September 15, 2009. The Company adopted the ASC for the year ended March 31, 2010. The adoption of ASC 105 did not have a material impact on the Company's Statement of Financial Condition.

On April 1, 2009, the Company adopted new guidance included in ASC 855, *Subsequent Events* ("ASC 855"), which provides accounting and disclosure requirements for events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, ASC 855 defines: (i) the period after the balance sheet date during which events or transactions that may occur are evaluated for potential recognition or disclosure in the financial statements; (ii) the circumstances under which a reporting entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and (iii) disclosures about events or transactions that occurred after the balance sheet date. The Company has evaluated subsequent events through May 27, 2010, the date as of which this Statement of Financial Condition is being issued.

On April 1, 2009, the Company adopted updated guidance included in ASC 820, *Fair Value Measurement and Disclosures* ("ASC 820"), which clarifies how to measure fair value when the volume and level of activity for an asset or liability have significantly decreased. The updated guidance reaffirms that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The guidance also reaffirms the need to use judgment in determining if a formerly active market has become inactive and in determining fair values when the market has become inactive. The adoption of the revised guidance on fair value measurement did not have a material impact on its Statement of Financial Condition as it was consistent with the Company's existing valuation methodology.

2. Significant Accounting Policies (continued)

On April 1, 2009, the Company adopted the new disclosure requirements included in ASC 825, *Financial Instruments* ("ASC 825"), which require quarterly disclosure of qualitative and quantitative information about the fair value of all financial instruments including methods and significant assumptions used to estimate fair value during the period. These disclosures were previously only required annually. As this requirement does not affect determination of fair value and only extends fair value disclosures to interim financial statements, it did not have a material impact on the Company's Statement of Financial Condition.

Cash and Cash Equivalents

The Company defines cash equivalents to be highly liquid investments with original maturities of three months or less, other than those held for trading purposes. The Company earns interest on its cash and cash equivalents which is recorded in income. At March 31, 2010, cash equivalents of $107.1 million consist of overnight investments in money market funds held at a major U.S. financial institution. These money market funds are valued based on quoted net asset values, which approximates fair value.

Revenue Recognition

Commissions revenues, which were earned by Harborview, LLC during the period from January 1, 2009 through its purchase by NHNA, consisted principally of fees charged to clients for the execution of trades made on their behalf and are recorded on a trade date basis as securities transactions occur.

Income Taxes

Certain income and expense items are accounted for in different periods for income tax purposes as compared to financial reporting purposes. Provisions for deferred taxes are made in recognition of these temporary differences in accordance with the provisions of ASC 740, *Income Taxes* ("ASC 740").

ASC 740 also provides guidance and prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of uncertain tax positions.

3. Transactions with Related Parties

During the year, the Company received revenues from a floor brokerage services agreement with Instinet. In addition, Nomura Holding America Inc. ("NHA") provides office space and other equipment for use by the Company.

As disclosed in Note 1, Instinet, LLC sold Harborview, LLC to NHNA for its net asset value as of July 2, 2009 and was paid approximately $3.6 million. The purchase was a reorganization of an entity under common control; therefore purchase price accounting was not used. Instead previously recorded carrying values were used.

At March 31, 2010, balances with related parties are included in the accompanying Statement of Financial Condition captions (in thousands):

Liabilities		
Other payables and accrued liabilities	$	937

4. Fair Value of Financial Instruments

The Company estimates that the fair value of all financial instruments recognized on the Statement of Financial Condition approximates their carrying value as all financial instruments, including investments in money market funds classified as cash equivalents, receivables and payables, are either carried at market value, are short-term in nature or bear interest at current market rates.

5. Income Taxes

For tax purposes, the Company is disregarded as an entity separate from NHNA, pursuant to U.S. Income Tax Regulations Sec. 301.7701-3(b)(1)(ii). The Company records taxes on a separate company basis as if it were a division of NHNA. The Company is included in NHNA's federal income tax return. The Company, as part of NHNA, is also included in certain combined state and local income tax returns filed by its brother-sister company, Nomura Holding America Inc. ("NHA"). The Company and NHNA have a practice whereby federal, state and local income taxes are determined for financial reporting purposes on a separate company basis. Federal, state and local income taxes are paid to NHNA in accordance with this practice. As such, taxes payable to NHNA of $128 thousand is included in Other payables and accrued liabilities on the Statement of Financial Condition as of March 31, 2010.

5. Income Taxes (continued)

The components of the Company's net deferred tax asset at March 31, 2010 are as follows (in thousands):

Deferred tax asset	$	2,344
Less: Valuation allowance		(2,344)
		–
Deferred tax liability		–
Net deferred tax asset	$	–

ASC 740 prescribes an asset and liability approach to accounting for taxes that requires the recognition of deferred tax assets and deferred tax liabilities for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. In estimating future tax consequences, ASC 740 generally considers all expected future events other than future enactments of changes in the tax law or rates. The deferred tax asset relates primarily to capitalized start-up expenses and compensation accruals.

A valuation allowance of $2.3 million has been established against the Company's deferred tax assets in accordance with the realization criteria set forth in ASC 740.

At March 31, 2010, on a separate company basis, the Company had federal net operating loss carryforwards of approximately $115 thousand which begin to expire in the year ending March 31, 2030.

As of March 31, 2010, the Company determined that it has no uncertain tax positions, interest or penalties as defined within ASC 740, and accordingly, management has concluded that no additional ASC 740 disclosures are required.

The Company is currently under audit for federal, New York State, and New York City for the tax years ended December 31, 2005 through March 31, 2008. The Company does not have unrecognized tax benefits. The Company does not believe that it is reasonably possible that the total unrecognized benefits will significantly increase within the next 12 months.

6. Employee Benefit Plans

Substantially all employees of the Company are covered under the Nomura Securities International, Inc. Retirement Investment Plan (the "Plan"). The Company's contribution to the Plan is based on employees' compensation.

7. Net Capital

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum regulatory net capital. The Company utilizes the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum regulatory net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. At March 31, 2010, the Company had regulatory net capital of approximately $103.9 million, which was approximately $103.7 million in excess of required regulatory net capital.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 and other regulatory bodies.